March 28, 2019

Douglas Cole
Chief Executive Officer
Oroplata Resources, Inc.
90 Tahoe Blvd. Suite 802-16
Incline Village, NV 89451

       Re: Oroplata Resources, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed December 31, 2018
           File No. 000-55088

Dear Mr. Cole:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018 filed December 31, 2018

Item 2. Properties, page 7

1. Please discuss any royalties, partnership agreements, or other conditions related to your mineral claims pursuant to paragraph (b)(2) of Industry Guide 7.
2. We note your disclosure on page 11 that you have no lithium brine mineral resources or reserves for your property. Additionally we note your 8-K filed on January 17, 2019 that includes exhibits containing estimates of 1 million tons of lithium brine, 10 billion barrels of sodium carbonate, and a production estimate of 10,000 tons. In this regard we also note disclosure on your company website with respect to the estimate of 1 million tons of lithium. Please explain the basis for these estimates.
3. Please expand your disclosure concerning the exploration plans for your property as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:
 Douglas Cole
Oroplata Resources, Inc.
March 28, 2019
Page 2


          Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

          If there is a phased program planned, briefly outline all phases.

          If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

          Disclose how the exploration program will be funded.

          Identify who will be conducting any proposed exploration work and disclose their qualifications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you
have any questions.



                                                             Sincerely,

FirstName LastNameDouglas Cole                               Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameOroplata Resources, Inc.
                                                             Mining
March 28, 2019 Page 2
cc:       Mr. Jeffrey Maller
FirstName LastName